SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: AGM Statement

FOR IMMEDIATE RELEASE: 11am Thursday 15 May 2008

PRUDENTIAL PLC - ANNUAL GENERAL MEETING

At this morning’s AGM, Prudential plc Chairman Sir David Clementi said Prudential is very well-placed to take advantage of the most significant trend in the financial services industry - the preparation for, and the transition into retirement, of an unprecedented number of working people.

Speaking to shareholders at the Queen Elizabeth II Conference Centre in London, Sir David said: “This retirement opportunity plays well to Prudential's strengths, be it in the UK, the US or Asia. We have trusted brands, quality distribution, proven investment management, and product innovation skills to meet customers’ needs. Over the last three years the management team, led by Mark Tucker, has developed a robust and sustainable operating model, designed to capitalise on these strengths and capture a significant share of the retirement opportunity in our chosen markets.”

Sir David added: “I am delighted at the success of our strategy and by the strong results achieved in 2007.”

Group Chief Executive Mark Tucker noted that in 2007 all the Group’s key metrics increased by 20 per cent or more, maintaining the “great momentum” of the last three years. He told shareholders that in that period EEV operating profit doubled with strong performance from all our businesses with a near doubling of IFRS profit across the Group including major contributions from all Prudential’s businesses . Mr Tucker added that in 2007 Asia’s overall contribution to EEV operating profit passed £1 billion for the first time.

Mr Tucker said: “T he strategic growth drivers of the business remain both powerful and positive. O ur results demonstrate clearly that we have delivered on our past promises and I’m confident that we are in a very strong position to continue our out-performance in the future.

“ Our strategy is clear. Our overriding objective is to increase shareholder value and we wi ll do that with a primary focus on the enormous pre- and post- retirement opportunity in markets around the world. Quite simply, that’s where the major growth trends in our industry are to be found.”

ENDS

Enquiries:

Media		Investors / analysts
Jon Bunn	020 7548 3559 07808 632167	James Matthews	020 7548 3561
William Baldwin-Charles	020 7548 3719 07909 825696	Jessica Stalley	020 7548 3511

Notes to Editor:

1. A full transcript of Sir David Clementi and Mark Tucker’s speeches and presentation to shareholders can be found on the Prudential plc website at www.prudential.co.uk/prudential-plc/investors/agminfo/2008/

2. About Prudential

Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £267 billion in assets under management (as at 31 December 2007). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 May 2008

                                                                                                      PRUDENTIAL PUBLIC LIMITED COMPANY

                                                                                                      By: /s/  John Bunn
                                                                                                                 Director of Public Relations